Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Mellon Financial Corporation and its subsidiaries)

Mellon Financial Corporation

    (and its subsidiaries)

	Quarter ended
(dollar amounts in millions)	March 31, 2005	Dec. 31, 2004	March 31, 2004
Income from continuing operations before provision for income taxes	$466	$287	$365
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	75	67	67
Total earnings (as defined), excluding interest on deposits	541	354	432
Interest on deposits	67	54	31
Total earnings (as defined)	$608	$408	$463
Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	7.18	5.25	6.47
Including interest on deposits	4.26	3.34	4.73